Exhibit 4.10

LETTER AGREEMENT WITH SHAOXIONG HUANG

October 12, 2006

Mr. Shaoxiong Huang
11 Clinton Court
Holmdel, New Jersey 07733

Dear Sean:

I am writing you this letter to express Inner Mongolia Production Company’s (the “Company”) appreciation for the very good and professional work you have been performing for us.

To show such appreciation and reward you for your efforts, I am pleased to advise you that effective as of October 1, 2006, we have increased your salary by 10% to an annual rate of $66,000.

Also, effective as of September 29, 2006, the Company hereby grants you an option (“Option”) to purchase 6,000 Class B Units; as such term is defined in the Company’s Operating Agreement, at $ 9.50 per Class B Unit. You shall become vested in the right to exercise this Option with respect to 40% of the Class B Units on the first anniversary of the Option grant and an additional 20% of the Class B Units on each subsequent anniversary of the Option grant for the next three years of employment; provided, that additional vesting shall terminate upon the date of any termination of your employment for Cause or with Good Reason and all vesting shall be accelerated upon any termination of your employment without Cause, without Good Reason or upon Death or Disability.  The Option shall expire on the tenth anniversary of the Option grant date.  The Option shall be subject to all additional terms of the stock option plan under which it was issued and the option agreement between you and the Company evidencing the Option, if any.   You shall also be eligible to receive such additional stock option or stock awards as may be approved by the Board of Managers from time to time.

We look forward to a successful future for the Company and to your continuing contributions to the Company.
Sincerely,

/s/ Frank C. Ingriselli
Frank C. Ingriselli
President & CEO
Agreed and Accepted:

/s/ Shaoxiong Huang
Shaoxiong Huang